601 JEFFERSON STREET, TEXAS 77002
PHONE 713.753.3011

May 30, 2014

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: KBR, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014

File No. 1-33146

Dear Ms. Rocha:

Thank you for your letter dated May 15, 2014, regarding the SEC’s comments on the KBR, Inc. (“KBR”) filing referenced above. Attached are our responses to each of your specific comments. For your convenience, our responses are prefaced by the SEC staff’s corresponding comment in italicized text.

If you have any questions relating to this submission, we request that you or such member please call me directly at (713) 753-8380 (fax no. (713) 753-5353) or call Jeffrey King, KBR’s Vice President of Public Law, directly at (713) 753-4604 (fax no. (713) 753-3310).
Sincerely,

/s/ Nelson E. Rowe
Nelson E. Rowe
Vice President and Chief Accounting Officer

General

1.
We note from your Forms 8-K filed on May 5, 2014 and May 13, 2014 that you expect to file an amended Form 10-K for the year ended December 31, 2013 no later than August 30, 2014. We await the filing of this amended Form 10-K and may have additional comments when it is filed. As a reminder, please ensure that your amended Form 10-K includes any future filing disclosures that you agreed to provide in your May 15, 2014 response letter.

Response:

We acknowledge the Staff’s comment and will comply with this request as appropriate.

Item 9A. Controls and Procedures, page 110

2.
We note your response to comment four from our letter dated May 2, 2014. Please ensure that your future filing disclosures address not only the type of specific changes made to ICFR during the period but also an indication of the period of time over which these changes were made or will be made. For example, your draft disclosures mention that you are in the process of a phased implementation of a new company-wide enterprise resources planning system. It is unclear how long this implementation process is expected to take. It is also unclear what specific types of changes in your internal controls over financial reporting were implemented during the quarter ended December 31, 2013.

Response:

We acknowledge the Staff’s comment and request to clarify our disclosure about changes in our internal control over financial reporting. We have modified our proposed disclosure as follows:

There were no changes in our internal controls over financial reporting during the three months ended December 31, 2013 that have materially affected, or are reasonably likely to affect, our internal controls over financial reporting.

However, we are in the process of a phased implementation of a new company-wide enterprise resource planning ("ERP") system and expect this implementation to be completed within the next two years. The next phase of implementation is scheduled for July 2014 for a portion of the US, with the remaining portions of the US, UK and Australia planned for 2015. Each completed phase of our ERP implementation will enhance our internal control over financial reporting as we will benefit from having an integrated system to support end-to-end processes.

3.
We note your response to comment five from our letter dated May 2, 2014. Your response indicates that you conducted a detailed review of the costs in excess of billings on an uncompleted contract account and analyzed all foreign currency activities from project inception. Please clarify whether you conducted a detailed review of only the one project awarded to your Gas Monetization segment in July 2007 or if you reviewed other multiple currency projects for similar foreign currency errors during the periods presented in your filing.

Response:

We acknowledge the Staff’s comment on our review of other multiple currency projects. In addition to our review of the one project mentioned above, we were aware of other multiple currency projects in our portfolio and we also performed a review of these projects across our business segments. We performed procedures to determine that actual and estimated foreign currency effects were properly included in our estimates of revenues, costs and profit at completion.